6/23/2006 02:30 PM

Subject Resignation

Dear Ken,

     It is with regret that I inform you that I will need to resign my position as a Director of Osteotech, Inc. effective July 31, 2006, due to a potential conflict arising from my association with a private equity group. I have enjoyed working with you and the rest of the Board to effect so many positive changes at Osteotech over the last few years and feel confident that the management team under Sam O'wusu-akyaw's leadership is well-positioned to execute on our new focused strategy. I look forward to following Osteotech's success.

Sincerely,

/s/

Thomas M. Patton

CC:  Sam O'wusu-akaw